6/22


05009209

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Baja Mining Corp.

*CURRENT ADDRESS 2350-1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Canada

**FORMER NAME

JUN 23 2005

**NEW ADDRESS


FINANC

FILE NO. 82- 34869 FISCAL YEAR 12/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: MM

DAT : 6/22/05

82-34889

ARIS
12-31-04

BAJA MINING CORP
(Formerly First Goldwater Resources Inc.)

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Stated in Canadian Dollars)

Staley, Okada & Partners
CHARTERED ACCOUNTANTS

Suite 400 - 889 West Pender Street
Vancouver, BC Canada V6C 3B2
Tel 604 694-6070
Fax 604 585-8377
info@staleyokada.com
www.staleyokada.com

AUDITORS' REPORT

To the Shareholders of Baja Mining Corp:

We have audited the consolidated balance sheet of Baja Mining Corp. (the "Company") as at December 31, 2004 and 2003 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"Staley, Okada & Partners"

Vancouver, B.C.
February 3, 2005, except as to Note 12, which is effective as at March 22, 2005

STALEY, OKADA & PARTNERS
CHARTERED ACCOUNTANTS

Baja Mining Corp (Formerly First Goldwater Resources Inc.)
Consolidated Balance Sheets
As at December 31, 2004 and 2003
Stated in Canadian Dollars

ASSETS	**2004**	**2003**
Current		
Cash	$ 1,098,382	$ 56,004
Short term deposits	4,150,000	-
Accounts receivable and advances	176,981	5,949
Due from related party *(Note 7)*	34,990	-
Prepaid expenses and other	-	99,826
	5,460,353	161,779
Mineral properties and mining concessions *(Note 4)*	757,793	757,793
Property, plant and equipment, net of amortization *(Note 6)*	136,861	50,505
	$ 6,355,007	$ 970,077
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 1,161,195	$ 32,186
Due to related parties *(Note 7)*	47,003	793,849
	1,208,198	826,035
Nature and Continuance of Operations *(Note 1)*		
Commitments *(Note 10)*		
SHAREHOLDERS' EQUITY		
Share capital *(Note 5)*	40,582,163	31,577,900
Contributed surplus *(Note 5g)*	1,390,189	-
Deficit	(36,825,543)	(31,433,858)
	5,146,809	144,042
	$ 6,355,007	$ 970,077

APPROVED BY THE DIRECTORS:

"Tom Pressello", Director *"John Greenslade"*, Director

SEE ACCOMPANYING NOTES

Baja Mining Corp (Formerly First Goldwater Resources Inc.)
Consolidated Statements of Loss and Deficit
For the Years Ended December 31, 2004 and 2003
Stated in Canadian Dollars

	2004	2003
Exploration Expenses		
Camp, general and travel	$ 230,530	$ 22,510
Concession and claim fees	163,481	102,014
Drilling	128,071	-
Feasibility studies	507,930	-
Geological	238,738	881
Metallurgical	64,533	210,037
Pilot plant costs	1,364,224	-
Professional fees	549,809	46,256
Stock-based compensation expense *(Note 5f)*	578,382	-
	3,825,698	381,698
General and Administrative Expenses		
Amortization	19,864	8,311
Audit fees and legal fees	51,653	-
Bank charges	3,178	3,013
Filing, exchange and transfer agent fees	40,110	-
Investor relations and marketing consultants	83,483	-
Management and consulting fees	173,740	50,398
Office and general	42,348	7,066
Promotion, trade show and marketing	103,566	-
Rent	70,595	-
Stock-based compensation expense *(Note 5f)*	817,324	-
Telephone	20,860	3,029
Travel	102,345	849
Wages and subcontract	116,162	21,367
	1,645,228	94,033
Loss before other items	(5,470,926)	(475,731)
Foreign exchange gain (loss)	(15,040)	72,562
Interest income and other	94,281	(860)
Net Loss for the Year	(5,391,685)	(404,029)
Deficit - Beginning of Year	(31,433,858)	(31,029,829)
Deficit - End of Year	$ (36,825,543)	$ (31,433,858)
Basic and diluted loss per share for the Year	($ 0.10)	($ 0.01)
Weighted average number of shares outstanding	54,172,505	40,000,000

SEE ACCOMPANYING NOTES

Baja Mining Corp (Formerly First Goldwater Resources Inc.)
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2004 and 2003
Stated in Canadian Dollars

	2004	2003
Operating Activities		
Net loss for the period	$ (5,391,685)	$ (404,029)
Items not involving cash:		
Amortization	19,864	8,311
Consulting fees settled by sale of a subsidiary	27,000	-
Stock-based compensation expense	1,395,706	-
	(3,949,115)	(395,718)
Net changes in non-cash working capital balances:		
Accounts receivable and advances	(171,032)	54,409
Prepaid expenses and other	99,826	(7,791)
Accounts payable and accrued liabilities	1,065,213	18,046
	(2,955,108)	(331,054)
Investing Activities		
Advances to related party	(34,990)	-
Purchase of concessions	-	(1,272)
Cash acquired on a business combination	81,339	-
Acquisition of property, plant and equipment	(104,392)	-
	(58,043)	(1,272)
Financing Activities		
Net proceeds from issuance of common shares	8,952,375	-
Advances from (repayment) to related parties	(746,846)	374,677
	8,205,529	374,677
Increase in Cash - During the year	5,192,378	42,351
Cash and Cash Equivalents - Beginning of Year	56,004	13,653
Cash and Cash Equivalents - End of Year	$ 5,248,382	$ 56,004
Represented By:		
Cash	$ 1,098,382	$ 56,004
Short term deposit	4,150,000	-
Cash - End of Year	$ 5,248,382	$ 56,004

SEE ACCOMPANYING NOTES

Stated in Canadian Dollars

Note 1 Nature and Continuance of Operations

Baja Mining Corp, formerly First Goldwater Resources Inc., was incorporated on July 15, 1985 under the Company Act of British Columbia. The Company is a reporting issuer in British Columbia and trades on the TSX Venture Exchange. Effective April 20, 2004, the Company completed a business combination with Mintec International Corporation through a reverse takeover.

The Company is in the process of exploring its resource properties in Mexico and is considered to be in the exploration stage.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company's ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financing arrangements and/or the ability to generate profitable operations in the future.

Note 2 Reverse Takeover of Mintec International Corporation

Effective April 20, 2004, pursuant to a share exchange agreement, the Company acquired all the issued and outstanding shares of Mintec International Corporation ("Mintec") by issuing 40,000,000 common shares of the Company. The transaction resulted in a change of control and therefore, the transaction is treated as a reverse takeover for accounting purposes whereby Mintec is identified as the acquirer. Accounting for the business combination as reverse takeover results in the following:

(a) The consolidated financial statements of the combined entities are issued under the legal parent (Baja Mining Corp) but are considered a continuation of the financial statements of the legal subsidiary, Mintec International Corporation. As such, the comparative figures presented are those of Mintec International Corporation as at December 31, 2003 and for the year then ended.

(b) Since Mintec is deemed to be the acquirer for accounting purposes, its assets and liabilities are included in the consolidated financial statements at their historical carrying values.

(c) The fair value of net assets acquired were as follows:

Total assets	$	110,167
Total liabilities		(63,796)
	$	46,371

Note 3 Summary of Significant Accounting Policies

(a) Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The Company's significant subsidiary is Mintec International Corporation and its wholly owned subsidiary, Minera y Metalurgica Del Boleo, S.A de C.V. All significant inter-company transactions and balances have been eliminated.

(b) Resource Interests

The Company is in the process of developing its mineral properties and has capitalized the acquisition costs for its property rights and mining concessions. The Company has adopted the policy of expensing mineral exploration costs incurred prior to the completion of an economic feasibility study.

Capitalized costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of ore reserves, while capitalized costs for prospects abandoned are written off.

Management periodically reviews the estimated future operating cash flows of its mining operations in determining if adjustments to the carrying values of its mining assets are required to record those assets at the net recoverable amount. The ultimate recoverability of the amounts capitalized for the mining assets is dependent upon the delineation of economically recoverable ore reserves, the Company's ability to obtain the necessary financing to complete their development and realize profitable production or proceeds from the disposition thereof. Management's estimates of recoverability of the Company's investment in the mining assets have been based on best estimates. However, it is reasonably possible that changes could occur in the year term, which could adversely affect management's estimates and may result in further write-downs of capitalized carrying values.

Note 3 Summary of Significant Accounting Policies – (cont'd)

(c) Property, Plant and Equipment and Amortization

Property, plant and equipment are recorded at cost. Amortization for assets held in Canada are calculated using the declining balance method at the following annual rates:

Computer equipment	30%
Office equipment and furniture	20%
Software	100%

Amortization for assets held in Mexico are calculated using the straight-line method at the following annual rates:

Computer equipment	30%
Machinery and equipment	25%
Mining equipment	50%
Office equipment and furniture	10%
Transportation equipment	25%
Warehouse	5%

One-half the normal rate is applied in the year of acquisition.

(d) Management Estimates

These consolidated financial statements have been prepared in accordance Canadian generally accepted accounting principles. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results may differ from these estimates.

(e) Fair Market Value of Financial Instruments

The Company's financial instruments consist of cash, short-term deposits, accounts receivable and advances, accounts payable and amounts due to related parties. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is not exposed to significant interest, currency or credit risks arising from these financial instruments, except for the currency risk *(Note 3(f))*.

Note 3 Summary of Significant Accounting Policies – (cont'd)

(f) Foreign Currency Translation and Currency Risk

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the balance sheet. Non-monetary assets, liabilities and other items are translated at historical rates. Revenue and expenses are translated at average rates of exchange prevailing during the year. Exchange gains or losses arising from these translations are included in income of the year.

The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company has not entered into foreign currency contracts to hedge its risk against foreign currency fluctuations.

As at December 31, 2004, the Company has the following foreign denominated financial instruments:

	Foreign Amount	Canadian Equivalent
Cash in U.S. dollars	765,307	635,848
Cash in Mexican pesos	155,807	16,796
Value added taxes recoverable in Mexican pesos	363,129	39,145
Payroll taxes payable in Mexican pesos	82,511	8,895

(g) Basic and Diluted Loss per Share

Basic earnings per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

(h) Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

Note 3 Summary of Significant Accounting Policies – (cont'd)

(i) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, term deposits and short term highly liquid investments with the original term to maturity of three months or less, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of changes in value.

(j) Stock-based Compensation

On January 1, 2004, the Company adopted the amended CICA Handbook Section 3870 "Stock-based Compensation and Other Stock-based Payments". Under this amended standard, all stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. Compensation costs attributable to share options granted is measured at a fair value at the grant date and charged to operations over the vesting period. Consideration paid by the option holder, at the time options are exercised, is recorded as an increase to share capital.

(k) Property Option Agreements

From time to time, the Company may acquire or dispose of properties pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the optionee, amounts payable or receivable are not recorded. Option payments are recorded as resource property costs or recoveries when the payments are made or received.

(l) Asset Retirement Obligations

The recommendations of CICA Handbook Section 3110, Asset Retirement Obligations ("CICA 3110"), became effective on January 1, 2004. This section requires the recognition of a legal liability for obligations relating to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which the liability is incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability is subject to re-measurement at each reporting period. The estimates are based principally on legal and regulatory requirements. It is possible that the Company's estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation or changes in cost estimates. Changes in estimates are accounted for prospectively commencing in the period the estimate is revised.

No liability accrual has been recorded as the Company is in the exploration stage on its properties and no reasonable estimate of the fair value of the liability can be estimated. There is no effect on prior years, as a result of adopting this new recommendation.

Stated in Canadian Dollars

Note 4 Resource Property Costs

Boleo Project details are as follows:

	2004	2003
Property rights *(Note 4a)*	$ 651,443	$ 651,443
Mining concessions *(Note 4b)*	106,350	106,350
Total at cost	$ 757,793	$ 757,793

(a) Property rights:

The Company owns three properties containing approximately 6,692 hectares, located near Santa Rosalia, Baja California Sur, Mexico. The annual property tax on these properties is approximately $6,200.

(b) Mining concessions:

The Company acquired certain concessions covered by 15 separate titles and covering approximately 10,081 hectares, located near Santa Rosalia, Baja California Sur, Mexico. The annual fees related to these concessions are approximately $58,000.

(c) Details of cumulative expenditures on the Boleo Project are as follows:

	2004	2003
Camp and general and travel	$ 569,885	$ 339,355
Concession fees and other	1,618,916	1,455,435
Drilling	7,185,249	7,057,178
Ecological	1,034,426	1,034,426
Feasibility studies	1,638,187	1,130,257
Geological and geochemical	6,333,188	6,094,450
Hydrological	56,186	56,186
Management fees	2,893,966	2,893,966
Metallurgical and contract services	6,771,860	5,343,103
Payroll and social security	1,259,261	1,259,261
Professional fees	2,890,766	2,340,957
Roads	687,494	687,494
Stock-based compensation expenses	578,382	-
	$ 33,517,766	$ 29,692,068

Stated in Canadian Dollars

Note 4 Resource Property Costs – (cont'd)

(d) Pioneer Canal Property

As part of the reverse takeover transaction with Mintec, the Company acquired the Pioneer Canal oil and gas properties owned by the Company's 100% owned subsidiary, Goldwater Energy Inc. At the time of the acquisition the property was valued at $27,000. Effective April 26, 2004, the Company disposed of the oil and gas property by transferring all of the issued and outstanding shares of the subsidiary to a company controlled by a former director of the Company. As consideration, the Company received consulting services valued at $27,000, therefore there was no gain or loss on sale of this property. The purpose of this transaction was to enable the Company to focus on the Boleo Project in Mexico.

Note 5 Share Capital

(a) Authorized:

200,000,000 common shares without par value

(b) Details of transactions are as follows:

	Shares		Amount
Balance – December 31, 2002	1,016,149	$	31,577,900
Shares issued (i)	5,137,455		-
Balance – December 31, 2003	6,153,604		31,577,900
Shares issued (i)	600,000		-
Shares issued on reverse takeover transaction *(Note 5c)*	40,000,000		46,371
Private placement *(Note 5d)*	10,666,666		8,000,000
Private placement *(Note 5d)*	2,666,666		2,000,000
Shares issued for agent's fees	77,370		58,028
Share issuance costs	-		(1,116,813)
Shares issued on exercise of stock options	20,000		4,400
Fair value of options exercised *(Note 5g)*	-		5,517
Shares issued on exercise of warrants	52,000		6,760
Balance – December 31, 2004	60,236,306	$	40,582,163

(i) In accordance with the principles of reverse takeover accounting, the authorized share capital and number of common shares issued are those of the legal parent (the Company). The amount of share capital proceeds, to the date of the reverse takeover, represents that share capital proceeds of Mintec and is not related to the issuance of the shares by First Goldwater Resources Inc. As a result, although First Goldwater Resources Inc. issued 5,137,455 shares in the year ended December 31, 2003 and 600,000 in the 2004 period prior to the reverse takeover, Mintec did not issue any shares and did not have any share capital proceeds. The proceeds raised by First Goldwater Resources Inc. are included in the net assets acquired by Mintec in the reverse takeover transaction.

Stated in Canadian Dollars

Note 5 Share Capital - (cont'd)

(c) Share issued to acquire Mintec International Corporation:

Effective April 20, 2004, pursuant to a share purchase agreement, the Company acquired all the issued and outstanding shares of Mintec International Corporation in exchange for 40,000,000 shares. The share exchange resulted in a change of control, which is accounted for as a reverse takeover.

(d) Private Placements:

(i) Brokered Private Placements

In connection with the above-mentioned acquisition, the Company completed a brokered private placement of 10,666,666 units at $0.75 per unit on April 20, 2004. Each unit consists of one common share and one half warrant. Each whole warrant is exercisable for a period of five years at $1.15 per share. In connection with the private placement, the Company paid the agent a 6% cash commission, a $48,000 corporate finance fee and granted the agent 533,333 non-transferable share purchase warrants, exercisable into 533,333 common shares at $0.75 until October 19, 2005.

(ii) Short Form Offering

The Company also completed a public offering of 2,666,666 units at $0.75 per unit. Each unit consists of one common share and one-half warrant. Each whole warrant is exercisable for a period of five years at $1.15. In connection with the offering, the Company paid the agent a 6% commission of which $84,473 was in cash and the agent elected to receive 47,370 units for the balance of the commission), a $10,000 administration fee, issued the agent 30,000 units as a corporate finance fee and granted the agent 133,333 non-transferable share purchase warrants, exercisable into 133,333 common shares at $0.75 until October 19, 2005.

(e) Warrants:

As at December 31, 2004 the following warrants are outstanding:

Number of Warrants	Exercise Price	Expiry Date
6,705,351	$1.15	April 20, 2009
666,666	$0.75	October 19, 2005
4,210,550	$0.13	July 11, 2005 (i)
11,582,567		

(i) The warrants, expiring on July 11, 2005, originated in First Goldwater Resources Inc., prior to the reverse takeover.

Stated in Canadian Dollars

Note 5 Share Capital - (cont'd)

(f) Stock Options:

As at December 31, 2004 the following stock options are outstanding:

Number	Exercise Price	Expiry Date
240,000	$0.22	October 1, 2005
2,290,000	$0.75	March 22, 2009
695,000	$0.75	May 17, 2009
225,000	$0.75	July 22, 2009
620,000	$0.75	August 13, 2009
500,000	$0.75	August 17, 2009
100,000	$0.75	August 20, 2009
4,670,000		

The Company adopted a stock option plan ("the Plan"). Under the Plan the Company may grant stock options up to 10% of the number of issued shares of the Company at the time of the granting of options. As at December 31, 2004, the Company has reserved 6,023,630 common shares under the plan. The option plan has the following vesting requirement:

(i) Options granted to employee and consultants conducting Investor Relations Activities will become vested with the right to exercise one-quarter of the option upon conclusion of every 3 months subsequent to the grant date.

(ii) Options granted to other employees, consultants, directors and officers are vested immediately.

The fair value of the options granted during the period was estimated at the date of the grant using the Black-Scholes option-pricing model. During the current year the Company has recognized a stock-based compensation expenses in the amount of $1,395,706 (2003 - $Nil), which has been charged as $578,382 to exploration expenses and $817,324 to general and administrative expenses, with the offsetting amount recorded as a credit to contributed surplus *(Note 5g)*.

The Black-Scholes option-pricing model has the following assumptions:

Risk free interest rate-average	3.61%
Dividend yield	0%
Expected volatility-average	80.52%
Weighted average expected stock option life	4.8 years

Stated in Canadian Dollars

Note 5 Share Capital - (cont'd)

(g) Contributed Surplus

Balance – December 31, 2003	$ -
Stock-based compensation *(Note 5f)*	1,395,706
Fair value of options exercised	(5,517)
Balance – December 31, 2004	$ 1,390,189

During 2004, on the exercise of 20,000 options, $5,517 of contributed surplus has been transferred to share capital.

(h) Escrow Shares

On April 20, 2004, 40,000,000 shares issued on the acquisition of Mintec International Corporation were placed into escrow and will be released from escrow over a three-year period. The three-year release period includes 4,000,000 shares released upon exchange approval and 6,000,000 shares released every six months thereafter.

A pooling agreement also covers the escrow shares, whereby 50% of these shares will be released by April 20, 2005, a further 25% of these shares will be released by October 20, 2005, and the remaining shares will be released by April 20, 2006.

During the year, 10,000,000 shares were released from escrow. As at December 31, 2004, there were 30,000,000 shares remaining in escrow and the full 40,000,000 original escrow shares, remain subject to the pooling agreement.

Note 6 Property, Plant and Equipment

Details are as follows:

	2004	2003
Computer equipment and software	$ 113,302	$ 31,420
Machinery and equipment	12,395	-
Mining equipment	41,945	37,013
Office equipment and furniture	49,422	42,177
Transportation equipment	32,923	32,923
Warehouse	38,784	38,784
	288,771	182,317
Accumulated amortization	(151,910)	(131,812)
	$ 136,861	$ 50,505

Stated in Canadian Dollars

Note 7 Related Party Transactions

(a) The Company incurred the following transactions with directors or officers of the Company or with companies with directors or officers in common:

	2004	2003
Project management fees and management fees paid/accrued to companies controlled by directors and officers of the Company	$ 335,157	$ 71,420
Legal fees, including $94,363 (2003 - $70,011) included in current year share issuance costs, accrued/paid to a law firm with a partner who is a director and officer of the Company	97,640	70,011
Financing fees, included in share issuance costs, paid to a company controlled by a director and officer of the Company	65,000	-
Rent and administration paid to companies with directors in common	64,000	-
Salaries and wages paid to an employee related to a director of the Company	42,751	-
Consulting services received from a former director of the Company as consideration for a property *(Note 4d)*	27,000	-
	$ 631,548	$ 141,431

The charges were measured by the exchange amount which is the amount agreed upon by the transacting parties.

(b) The Company had the following amounts due from a company with directors in common:

	2004	2003
Minterra Resource Corp.	$ 34,990	$ -

The amount is non-interest bearing, unsecured and is due on demand.

(c) The Company had the following amounts due to a company of a former director of the Company or companies with directors in common:

	2004	2003
Tek Terra Corporation	$ 42,413	$ 612,581
Minera Terra Gaia, S.A.de C.V.	1,945	26,146
A related company controlled by a director	-	66,122
A law firm in which an insider is a partner	2,645	89,000
Total	$ 47,003	$ 793,849

The amounts are non-interest bearing, unsecured and are due on demand.

Stated in Canadian Dollars

Note 7 Related Party Transactions – (cont'd)

(d) Share transactions conducted with directors, officers and other related parties during the year are as follows:

- Granted 2,455,000 five year stock options at an exercise price of $0.75
- Issued 52,000 shares on the exercise of warrants for total cash proceeds of $6,760

Note 8 Income Taxes

(a) The Company has incurred non-capital losses for income tax purposes in Canada of approximately $2,191,000, which may be used to reduce future taxable income. The income tax benefits, if any, of these losses have not been recorded in these financial statements because of uncertainty of their recovery. These losses and expire as follows:

Year of Expiry		Amount
2005	$	280,000
2006		436,000
2007		373,000
2008		213,000
2009		62,000
2010		98,000
2011		729,000
	$	2,191,000

(b) The Company has approximately $209,000 of resource related expenditures in Canada, which may be carried forward indefinitely and used to reduce prescribed taxable income in future years. The potential future tax benefits of these expenditures have not been recognized in the accounts of the Company because of uncertainty of their recovery.

(c) In addition, the Company has certain expenditures in Mexico, which may be used to reduce future taxable income. The quantum of these expenditures has not been verified with the appropriate authorities. The potential future tax benefits of these expenditures have not been recognized in the accounts of the Company because of uncertainty of their recovery.

Stated in Canadian Dollars

Note 9 Segmented Information

The company's only business activity is exploration and development of mineral reserves. This activity is carried out primarily in Mexico.

The breakdown by geographic region for the year ended December 31, 2004 is as follows:

	Canada	Mexico	Consolidated
Exploration expenses	$ -	$ 3,825,698	$ 3,825,698
Net loss	$ 1,565,987	$ 3,825,698	$ 5,391,685
Total assets	$ 4,448,173	$ 1,906,834	$ 6,355,007

The breakdown by geographic region for the year ended December 31, 2003 is as follows:

	Canada	Mexico	Consolidated
Exploration expenses	$ -	$ 381,698	$ 381,698
Net loss	$ -	$ 404,029	$ 404,029
Total assets	$ -	$ 970,077	$ 970,077

Note 10 Commitments

(a) On September 22, 2004, the Company signed an agreement with Bateman Engineering Pty Ltd. ("Bateman") to complete the Final Feasibility Study on the Boleo Project, with an estimated contract amount of $8.9 million. The Final Feasibility Study is scheduled to complete by December 2005 and the agreement may be terminated upon 30 days prior written notice. Termination would then be effective as of that date and Bateman would be owed for all services completed to that date. As at December 31, 2004, the Company has paid or accrued a total of approximately $2.3 million under the agreement, for a remaining terminable commitment of $6.6 million.

(b) During the current year, the Company signed a number of management and consulting agreements with directors and officers of the Company. The future commitments under these contracts are as follows:

	Amount
2005	$ 216,000
2006	72,000
	$ 288,000

Stated in Canadian Dollars

Note 11 Supplemental Schedule of Investing and Financing Non-Cash Transactions

The following are the non-cash investing and financing activities of the Company:

		2004		2003
Stock-based compensation expense	$	1,395,706	$	-
Fair value of options exercised transferred from contributed surplus to share capital	$	5,517	$	-
Shares issued for acquisition of Mintec International Corporation	$	46,371	$	-
Property, plant and equipment acquired on business combination	$	1,828	$	-
Resource property acquired on business combination	$	27,000	$	-
Accounts payable assumed on business combination	$	63,796	$	-
Sale of subsidiary with Pioneer Canal property in exchange for consulting services received	$	27,000	$	-

Note 12 Subsequent Events

(a) Effective March 7, 2005, the Company's wholly-owned subsidiary, Mintec International Corporation, was discontinued in Barbados and continued to the Province of British Columbia, Canada.

(b) On March 15, 2005, the Company announced that it has arranged a private placement of 1,600,000 Units at a price of $0.75 per Unit for gross proceeds of $1,200,000. Each Unit consists of one common share and one-half share purchase warrant. Each whole warrant will entitle the holder to purchase one share at a price of $1.15 per share. The period to exercise the warrant right will be for a minimum of 2 years (or such greater period to a maximum of 5 years). The private placement is subject to TSX Venture Exchange approval. A finder's fee will be paid in accordance with the TSX Venture Exchange policy.

(c) On March 21, 2005, the Company announced an additional private placement consisting of 80,000 Units at a price of $0.75 per Unit for gross proceeds of $60,000. Each Unit will consist of one common share and one-half share purchase warrant. Each whole warrant will entitle the holder to purchase a further common share of the Company at a price of $1.15 per share. The period to exercise the warrant right will be for a minimum of 2 years (or such greater period to a maximum of 5 years). In the event the Company enters into any agreements for further third party equity placements in the immediate future at a lower price, the current placement pricing will be reduced accordingly.

Note 12 Subsequent Events – (cont'd)

(d) On March 22, 2005, the Company announced that it had entered into an exclusive agreement for financial and development advice related to the Boleo Project. Remuneration under the contract is confidential but will include the granting of up to 1,000,000 share purchase options at $0.75 per share for 5 years, subject to regulatory approval.